

February 4, 2025

Long Jia Kwang
Chief Financial Officer
JE Cleantech Holdings Ltd
3 Woodlands Sector 1
Singapore 738361

> **Re: JE Cleantech Holdings Ltd**
> **Registration Statement on Form F-1**
> **Filed January 23, 2025**
> **File No. 333-284442**

Dear Long Jia Kwang:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1

General

1. We note that you incorporate information by reference into your registration statement. However, since you have not filed your Form 20-F for the fiscal year ended December 31, 2024, you are not eligible to incorporate by reference. See General Instruction VI.C of Form F-1. Please amend the registration statement to either remove references to incorporation by reference or file your Form 20-F for the fiscal year ended December 31, 2024.

2. Please update your compensation disclosure to reflect the fiscal year ended December 31, 2024.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

  Please contact Kristin Baldwin at 202-551-7172 or Erin Purnell at 202-551-3454 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Manufacturing